Cyanotech develops and commercializes natural products from microalgae.

          The Company produces microalgae products for the nutritional supplement and immunological diagnostics markets in addition to microalgae-based products for the aquaculture feed/pigments markets.

          Microalgae form a diverse group of over 30,000 species of microscopic plants, which have a wide range of physiological and biochemical characteristics and may naturally contain high levels of proteins, amino acids, vitamins, phytonutrients and enzymes. Microalgae represent a largely unexplored and unexploited renewable natural resource, which grow much faster than land-based plants. Under favorable growing conditions, certain microalgae produce a new crop every week.

          Spirulina is a lifestyle enhancing nutraceutical used widely by persons seeking extra energy and a strengthened immune system. It is a concentrated source of vegetable-based, highly absorbable natural beta carotene, mixed carotenoids and other phytonutrients, B vitamins, gamma linolenic acid (GLA), protein and essential amino acids. Spirulina is also a rich source of zeaxanthin, a compound important to human eye health. Cyanotech’s product, Spirulina Pacifica®, is widely regarded as the industry standard of quality and is distributed worldwide through wholesale, retail and private label channels.

          NatuRose® is the Company’s astaxanthin product for the aquaculture industry. It acts as a natural pigment to color the flesh of farm-raised fish, principally salmon, a multi-billion-dollar industry. Currently, sales of synthetic astaxanthin made from petrochemicals exceed $200 million a year. The Company sells NatuRose to feed producers in Canada, Chile and Japan, among other countries. NatuRose promises to increase in demand as more aquaculture producers seek an all-natural fish product.

          BioAstin® is Cyanotech’s astaxanthin product for human nutrition. What BioAstin can provide by way of health benefits is just becoming clear. There are indications that it can help limit or prevent sunburn as a systemic sunscreen; alleviate the effects of carpal tunnel syndrome; positively affect cholesterol levels; promote stomach health by inhibiting Gastroesophageal Reflux Disease (GERD); ameliorate fever blisters (cold sores) and canker sores; and reduce muscle soreness after strenuous exercise. Not all of these benefits may prove out, but the evidence to date indicates that BioAstin has the potential of being an amazing nutritional supplement with a wide range of health benefits. Laboratory comparisons of free radical absorption show astaxanthin, contained in BioAstin, to be 550 times stronger than vitamin E and 10 times stronger than beta-carotene.

          Cyanotech has designed, developed and implemented proprietary production and harvesting technologies, systems and processes which eliminate many of the stability and contamination problems frequently encountered in the production of microalgae. The Company’s technologies, systems, processes and favorable growing location permit year-round harvesting of its microalgae products in a cost-effective manner.

          Cyanotech maintains an environmentally responsible philosophy in the development and production of its products, using natural production methods and resources which employ extensive recycling of raw materials and nutrients. The Company believes that these recycling methods result in substantially lower operating costs. The production system operates without the use of pesticides and herbicides, and does not create erosion, fertilizer runoff or water pollution. Cyanotech was the first producer of microalgae to receive thirdparty organic certification and also the first microalgae company in the world to have an ISO 9002 Registered Quality System.

Cyanotech in 2001 is at the threshold of scientific validation of potentially significant health benefits for consumers, as well as consumer discovery, of it products. It has diverse products, important proprietary technology, a range of customers, worldwide market reach, large production capacity, expansion space secured, improved financial condition, and a lean cost structure leveraged for profitability.

To Our Stockholders

Fiscal 2001 was a challenging year for Cyanotech from a financial perspective as increased sales from our new natural astaxanthin products did not meet our expectations. However, the Company ended the fiscal year with higher gross profit and a reduced net loss compared to fiscal 2000, with gross profit margins improving to 29%, from 20% in the prior year. From this standpoint, Cyanotech is well-positioned to profit from the increase in sales that may occur as we anticipate a solid pickup in demand for our products, particularly BioAstin® with its large market potential.

Our optimism derives from the varied scientific studies underway and contemplated for BioAstin that should, if successful, provide the evidence needed to allow Cyanotech and our product distributors to make certain health claims that should, in turn, create substantial consumer demand. Other companies are making additional health claims for natural astaxanthin as a human nutritional supplement. If these are confirmed, Cyanotech may participate in their success as well, since we are the world’s largest producer of natural astaxanthin for human nutrition.

BIOASTIN: WIDE HEALTH BENEFIT POTENTIAL
We received approval from the Food and Drug Administration (FDA) in 1999 to market BioAstin for human nutritional use and began direct sales in 2000. A number of health benefits have been claimed by Cyanotech and others and we have applied for four patents, with one notice of approval received to date. Basically, we are now engaged in the scientific validation of one or more of these claims through three clinical trials assessing BioAstin’s effect on carpal tunnel syndrome, delayed onset muscle soreness and human cholesterol levels. A fourth clinical evaluation of BioAstin as a systemic sunscreen to retard or prevent sunburn has already reported positively and we are planning a more extensive trial.

NATUROSE: “ALL NATURAL” DEMAND GROWING
The efficacy of NatuRose natural astaxanthin as a pigment has been generally accepted. A number of members of the worldwide aquaculture have completed feeding trials with good success. Furthermore, in August 2000 we received notice from the FDA that NatuRose had been approved for use as a color additive in salmon and trout feed. With this approval, we are able to sell NatuRose to US salmon and trout producers as well as to foreign producers whose products are destined for the US market. Currently, we are shipping production volumes of NatuRose, primarily to Japan and Chile. We anticipate stronger demand in those countries as well as in other major aquaculture production zones. The challenge seems to be that aquaculture producers, in order to maintain continuity of supply, often enter into long-term contracts for feed, with astaxanthin frequently bundled with other critical ingredients, making it difficult to switch to a new product such as NatuRose. However, we believe the growing trend to “all natural” in fish products, just as in other farmed products, will work to our advantage over time. NatuRose is one of the few all-natural astaxanthin sources and Cyanotech is the world‘s largest producer.

SPIRULINA: SUPERIOR PRODUCT, STEADY PERFORMER
The first product we chose to prove our commercialization of microalgae was Spirulina for the health supplement industry. In recent years, a number of growers of lower-quality Spirulina have emerged, but we have maintained a steady market for Cyanotech’s high-quality product, Spirulina Pacifica®. Indications point to growth in overall demand for Spirulina Pacifica, particularly internationally in India through a new distributor relationship there, and in Europe through our largest customer, Spirulina International B.V. This customer accounted for 19% of sales in fiscal 2001 while export sales overall represented 54% of sales. We expect sales to Spirulina International, as a percentage of total sales, to decrease even as actual sales to that customer may grow due to the anticipated increase in BioAstin sales in our product mix.

PRODUCT AND MARKET STRATEGY
Reiterating the product strategy we adopted last year, as the world’s largest producer of natural astaxanthin, we seek to secure a proprietary position for certain major health claims and to develop a unique line of products that address these specific health concerns. We are seeking distribution alliances with major end-product manufacturers to place such new BioAstin products soundly in the marketplace. We will also continue to sell our products directly through our Nutrex Hawaii subsidiary. To this end, we have expanded our sales and marketing effort for Nutrex Hawaii to increase sales of our higher margin finished Spirulina and BioAstin consumer products. We are confident our experience in process technology will continue to maintain reliable production to support heightened demand for our high quality microalgal products.

CYANOTECH’S KEY STRENGTHS
Our program to commercialize microalgae production and to develop multiple products has been successful. We now have three commercial products: Spirulina Pacifica, NatuRose and BioAstin. Cyanotech is leveraged to increase sales and production quickly — and profitably. We have 68 large culture ponds on 90 acres producing microalgae products — no other enterprise has anywhere near this capacity. We have an additional 93 acres partially prepared for new culture ponds. This total acreage could generate revenues of up to $70 million annually, depending upon product mix. Finally, Cyanotech is in a sounder financial condition than in the recent past.

In conclusion, I would like to thank our outstanding team of dedicated associates for their hard work, and you, our stockholders, for your continued support.

Gerald R. Cysewski, Ph.D.
Chairman, President and CEO
June 26, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

Years Ended March 31,                            2001                     2000                      1999
                                          ------------------        -----------------        ------------------
Net sales                                             100.0%                  100.0%                   100.0%
Cost of sales                                          70.8                     79.7                      85.6
                                          ------------------        -----------------        ------------------
       Gross profit                                    29.2                     20.3                      14.4
                                          ------------------        -----------------        ------------------

Operating expenses:
     Research and development                           3.3                      7.0                      13.3
     General and administrative                        21.2                     21.3                      26.5
     Sales and marketing                               13.5                     12.5                      13.8
     Impairment of long-lived assets                     --                     37.8                        --
                                          ------------------        ------------------       ------------------
       Total operating expenses                        38.0                     78.6                      53.6
                                          ------------------        -----------------        ------------------
       Loss from operations                            (8.8)                   (58.3)                    (39.2)
                                          ------------------        -----------------        ------------------

Other income (expense):
     Interest income                                    1.5                      0.1                       0.2
     Interest expense                                  (7.7)                    (3.8)                     (2.6)
     Other income (expense), net                        1.6                      1.1                      (0.6)
                                          ------------------        -----------------        ------------------
       Total other income (expense)                    (4.6)                    (2.6)                     (3.0)
                                          ------------------        -----------------        ------------------

Loss before income taxes                              (13.4)                   (60.9)                    (42.2)
Income tax benefit                                      0.1                      0.3                       4.3
                                          ------------------        -----------------        ------------------
       Net loss                                       (13.3) %                 (60.6) %                  (37.9) %
                                          ==================        =================        ==================

Fiscal 2001 Compared to Fiscal 2000

Net Sales

Net sales for the year ended March 31, 2001 increased by 8.7% from net sales of $7,398,000 for the year ended March 31, 2000, primarily due to increased sales of bulk natural astaxanthin products (both NatuRose® and BioAstin®) offset in part by lower sales of bulk Spirulina Pacifica products.

International sales increased to 54% of total net sales for the year ended March 31, 2001, up from 46% for the year ended March 31, 2000. This increase was primarily due to increased Asia/Pacific sales offset in part by lower European sales. Sales of bulk Spirulina products to our largest customer, Spirulina International, BV (Spirulina International), a Spirulina marketing and distribution company based in the Netherlands were 19% of net sales for the year ended March 31, 2001. This customer accounted for 23% of net sales for the year ended March 31, 2000.

Gross Profit

Gross profit represents net sales less the cost of goods sold, which includes the cost of materials, manufacturing overhead costs, direct labor expenses and depreciation and amortization. Gross profit for the year ended March 31, 2001 improved by approximately 56% over that recorded for the prior year, with gross profit margin increasing to 29.2% from 20.3% of net sales. This improvement in gross profit from the prior year is primarily attributable to increased sales of higher margin astaxanthin products combined with significantly decreased astaxanthin production costs, offset in part by increased Spirulina production costs during the last six months of fiscal 2001 because of less than optimal production levels.

Operating Expenses

Total operating expenses for the year ended March 31, 2001 amounted to $3,053,000, a decrease of 47.5% from the $5,815,000 of operating expenses reported for the prior fiscal year primarily due to the recognition of an asset impairment charge of $2,796,000, related to the Company’s strategic decision to discontinue joint venture negotiations with Norsk Hydro ASA (Norsk Hydro) in fiscal 2000. In accordance with the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,” the Company was obligated to record the asset impairment charge on the construction-in-progress balance related to the 93-acre astaxanthin expansion project. If the effect of this impairment charge is omitted for the purposes of comparison, operating expenses during the year ended March 31, 2000 amounted to $3,019,000, slightly less than in fiscal 2001.

          Research and Development  Expenditures for research and development decreased 48.4 % to $265,000 for the year ended March 31, 2001, from $514,000 for the year ended March 31, 2000. The decrease from the prior year resulted primarily from significantly reduced personnel and outside service expenses due to suspension of research work on two projects.

          General and Administrative  General and administrative expenses increased 7.7% to $1,700,000 for the year ended March 31, 2001, from $ 1,578,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to higher costs related to financing activities and increased costs related to patent litigation. (See Note 13, "Commitments and Contingencies" in Notes to Consolidated Financial Statements).

          Sales and Marketing  Sales and marketing expenses increased 17.4% to $1,088,000 for the year ended March 31, 2001, from $927,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to increased advertising and promotional expenses, higher consulting and outside service fees and higher commission expenses.

Other Expense

Other expense for the year ended March 31, 2001 amounted to $367,000, an increase of 90.2% from $193,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to increased interest expenses related to debt refinancing efforts (see Note 5, “Line of Credit and Long-Term Debt” in Notes to Consolidated Financial Statements), offset in part by higher interest income and other income.

Income Tax Benefit

The income tax benefit for the years ended March 31, 2001 and 2000 represent current state tax refunds.

Net Loss

The Company recorded a net loss of $1,067,000 for the year ended March 31, 2001 compared to a loss of $4,485,000 for the year ended March 31, 2000. For the year ended March 31, 2000, the net loss includes an asset impairment charge of $2,796,000. If the effect of this charge is omitted for comparison purposes, the Company recorded an adjusted net loss of $1,689,000 for the year ended March 31, 2000, an improvement in results of 37% in fiscal 2001. This improvement in results is primarily attributable to increased sales of bulk natural astaxanthin products (both NatuRose and BioAstin) and decreased cost of product sales offset in part by increased interest expense and slightly higher operating expenses.

Fiscal 2000 Compared to Fiscal 1999

Net Sales

Net sales for the year ended March 31, 2000 were $7,398,000, an increase of 9.8% from net sales of $6,738,000 for the year ended March 31, 1999. The increase in net sales during the year ended March 31, 2000 was primarily due to increased sales of bulk Spirulina tablets and natural astaxanthin products (both NatuRose and BioAstin), offset in part by lower sales of bulk Spirulina powder and packaged consumer products.

Gross Profit

Gross profit increased to 20.3% of net sales for the year ended March 31, 2000, from 14.4% of net sales for the year ended March 31, 1999. This improvement in gross profit from the prior year was primarily attributable to increased sales of higher margin bulk tablets and decreased natural astaxanthin production costs, offset in part by increased Spirulina production costs related to operating at limited production levels which were below optimal manufacturing efficiency during the first six months of fiscal 2000.

Operating Expenses

Operating expenses for the year ended March 31, 2000 increased to $5,815,000, an increase of 60.9% from the $3,615,000 of operating expenses reported for the year ended March 31, 1999, primarily due to the recognition of an asset impairment charge of $2,796,000, related to the Company’s strategic decision to discontinue joint venture negotiations with Norsk Hydro. If the effect of this impairment charge is omitted for the purposes of comparison, operating expenses during the year ended March 31, 2000 amounted to $3,019,000, a decrease of 16.5% from $3,615,000 recorded for the year ended March 31, 1999.

          Research and Development  Expenditures for research and development decreased 42.6 % to $514,000 for the year ended March 31, 2000, from $895,000 for the year ended March 31, 1999. The decrease from the prior year resulted primarily from reduced personnel expenditures and lower outside service expenses due to completion of development work to improve production technology for natural astaxanthin during the prior fiscal year, and suspension of research work on two projects.

          General and Administrative  General and administrative expenses decreased 11.7% to $1,578,000 for the year ended March 31, 2000, from $ 1,788,000 for the year ended March 31, 1999. The decrease from the prior year was primarily due to lower legal costs related to the ongoing patent litigation with Aquasearch, Inc. (Aquasearch) (see Note 13, "Commitments and Contingencies" in Notes to Consolidated Financial Statements).

          Sales and Marketing  Sales and marketing expenses decreased slightly to $927,000 for the year ended March 31, 2000, from $932,000 for the year ended March 31, 1999.

          Impairment of Long-Lived Assets  In June 1999, we reached a preliminary agreement with Norsk Hydro to produce and market NatuRose natural astaxanthin product in a joint venture that would be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture was to build and operate a NatuRose production facility in Kailua-Kona, Hawaii. While this arrangement was being finalized, the Company continued to independently develop its natural astaxanthin production technology and subsequently made significant improvements. The Company decided not to finalize the joint venture relationship.

As a result of the Company’s decision to end the negotiations, the projected future cash flows that were expected from the Norsk Hydro joint venture were reduced to zero. In accordance with the provisions of SFAS No. 121, an impairment loss is to be recognized whenever the projected future cash flows from an asset are less than the carrying value of that asset. The Company recorded a non-cash asset impairment charge of $2,796,000 on the construction-in-progress balance related to this project. The impaired asset consisted primarily of the accumulated cost of the grading work done on the 93-acre facility and construction contract termination costs incurred.

Other Expense

Other expense for the year ended March 31, 2000, did not change materially from fiscal year 1999.

Income Tax Benefit

The income tax benefit of $20,000 for the year ended March 31, 2000 represents an adjustment to increase the estimated tax refund of Hawaii State income taxes resulting from the carryback of net operating losses generated in fiscal 1999 and compares with $289,000 of income tax benefit recorded for the prior fiscal year.

Net Loss

The Company recorded a net loss of $4,485,000 for the year ended March 31, 2000, of which $2,796,000 represents the effect of the aforementioned asset impairment charge. If the effect of this asset impairment charge is omitted for comparison purposes, the Company recorded a loss of $1,689,000 for the year ended March 31, 2000, an improvement in results of 34% over the net loss of $2,557,000 for the year ended March 31, 1999. This improvement in results was primarily attributable to increased sales of bulk Spirulina products, decreased cost of product sales and lower operating expenses.

VARIABILITY OF RESULTS

Cyanotech Corporation was formed in 1983 and did not become profitable on an annual basis until fiscal 1992 (the twelve month period ended December 31, 1992). From fiscal 1992 through fiscal 1997, the Company had total net sales of $29,401,000 and total net income of $7,931,000. From fiscal 1998 through fiscal 2001, the Company had total net sales of $29,806,000 and net losses totaling $8,409,000. As of March 31, 2001, our accumulated deficit is $8,870,000. There can be no assurance that we will return to generating profits on either a quarterly or an annual basis. We have experienced significant quarterly fluctuations in operating results and anticipate that these fluctuations may continue in future periods. Future operating results may fluctuate as a result of changes in sales to our largest customers, new product introductions, production difficulties, weather patterns, the mix between sales of bulk products and packaged consumer products, start-up costs associated with new facilities, expansion into new markets, sales promotions, competition, increased energy costs, foreign exchange fluctuations, the announcement or introduction of new products by our competitors, changes in our customer mix, overall trends in the market for our products, government regulations and other factors beyond our control. While a significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales, if net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, An Amendment of FASB Statement No. 133," which addresses a limited number of issues causing implementation difficulties for certain entities that apply SFAS No. 133. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. Management does not expect SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, to have a material effect on the Company's financial condition, results of operations or liquidity.

In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.” SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management does not expect adoption of SFAS No. 140 to have a material effect on the Company’s financial condition, results of operations or liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Our working capital at March 31, 2001 amounted to $4,177,000, an increase of $2,083,000 from working capital of $2,094,000 at March 31, 2000. Our cash and cash equivalents increased by $1,864,000 to $2,269,000, primarily from cash flows provided by financing activities of $2,058,000 and cash flows provided by operating activities of $243,000, offset in part by cash used for investment in equipment and leasehold improvements of $437,000.

Cash flows provided by operating activities for the year ended March 31, 2001 amounted to $243,000, a decrease from cash flows provided by operating activities of $343,000 for the year ended March 31, 2000. The decrease in cash flows from operating activities is due primarily to changes in current assets and liabilities.

Cash flows used in investing activities for the year ended March 31, 2001 increased to $437,000 compared to $179,000 for the prior fiscal year. The cash flows used in investing activities recorded for the year ended March 31, 2000 is net of $218,000 received from the sale of an office building. If this amount is omitted for the purposes of comparison, cash flows used for investment in property and leasehold improvements for the year ended March 31, 2000 amounted to $397,000.

Cash flows provided by financing activities amounted to $2,058,000 compared to cash flows used in financing activities of $82,000 for the prior fiscal year. The primary sources of cash flows in financing activities for the year ended March 31, 2001 were proceeds from issuance of a term loan of $3,500,000, and proceeds from issuance of convertible debentures of $1,250,000, offset in part by principal payments on long term debt of $1,665,000 and debt issue costs of $513,000.

Line of Credit

In July 1998, the Company entered into a Loan and Security Agreement (Agreement) with a lender which provided for up to $3 million in credit facilities, secured by all the assets of the Company. In July 1999, the lender notified the Company of a default under the Agreement. In October, 1999, the lender informed the Company of its intent to terminate this Agreement, effective December 31, 1999, later extending the date to April 28, 2000. At March 31, 2000, the aggregate outstanding balance on this Agreement amounted to $1,493,000, representing outstanding working capital loans on a revolving basis of $993,000 and an equipment term loan of $500,000. In April 2000, this loan was paid in full with proceeds from the Company’s new term loan agreement as described below.

Term Loan Agreement

On April 21, 2000, the Company executed a Term Loan Agreement (Term Loan) with a new lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48,000, commencing June 1, 2000 ($45,000 at March 31, 2001). The interest rate under this Term Loan, in the absence of a default under the agreement, is the prime rate, as defined, in effect as of the close of business on the first day of each calendar quarter, plus 1% (at March 31, 2001 and April 21, 2000, the prime rate was 9.5%). Interest is calculated on the unpaid balance of principal based on a normal amortization schedule commencing May 1, 2000.

A warrant to purchase 20,000 shares of the Company’s common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant may only be exercised after the Company has repaid the Term Loan in full.

On April 26, 2000, approximately $1,593,000 of the $3.5 million proceeds from this Term Loan, was used to repay the balance outstanding, including interest and related fees, under the 1998 secured Loan Agreement. The Company classified $186,000 of the outstanding balance on the previous Agreement of $1,493,000 at March 31, 2000, as a current liability in the consolidated balance sheet at March 31, 2000. This amount represented the current portion of the Term Loan agreement due by March 31, 2001.

Convertible Debentures

On May 2, 2000, the Company completed a private placement of $1,250,000 principal amount 6% convertible subordinated debentures due April 30, 2002. This transaction provided net proceeds to the Company of approximately $1.1 million. Interest on these debentures is payable quarterly, in arrears, on April 1, July 1, October 1, and January 2 in each year commencing on July 1, 2000, at a rate of 6% per annum. The debentures are convertible into shares of common stock of the Company at a conversion price equal to $1.50 per share, the market price of the Company’s common stock at the date of issuance. A warrant to purchase 83,334 shares of the Company’s common stock was issued to the placement agent of the debentures, exercisable for five years from the issue date, at $1.80 per share.

We believe working capital provided by our Term Loan, convertible debentures and estimated cash flows from operations will be sufficient to sustain operations for fiscal 2002.

Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.

CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000

                                                                  March 31,
-------------------------------------------------------------------------------
(in thousands, except share data)                             2001        2000
===============================================================================
ASSETS
Current Assets:
Cash and cash equivalents                                $   2,269   $     405
Accounts receivable, net of allowance for
doubtful receivables of $20 in 2001 and $10 in 2000          1,110       1,613
Refundable income taxes                                          8         154
Inventories                                                  2,004       1,609
Prepaid expenses                                                49          50
                                                         ----------  ----------
     Total current assets                                    5,440       3,831
Equipment and leasehold improvements, net                   14,861      15,746
Other assets                                                 1,122         112
                                                         ----------  ----------
     Total assets                                        $  21,423   $  19,689
                                                         ==========  ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of long-term debt                     $     242   $     186
Accounts payable                                               772       1,130
Accrued expenses                                               249         421
                                                         ----------  ----------
     Total current liabilities                               1,263       1,737
Long-term debt, excluding current maturities                 4,336       1,307
Deferred revenue                                               129          --
                                                         ----------  ----------
     Total liabilities                                       5,728       3,044
                                                         ----------  ----------

Stockholders' equity:
Cumulative preferred stock, Series C, of $.001
    par value, authorized 5,000,000 shares; issued
    and outstanding nil in 2001 and 471,031 in 2000             --           1
Common stock of $.005 par value, authorized 25,000,000
    shares at March 31, 2001 and 2000; issued and
    outstanding 16,949,702 at March 31, 2001 and
    14,582,297 shares at March 31, 2000                         85          73
Additional paid-in capital                                  24,480      24,374
Accumulated deficit                                         (8,870)     (7,803)
                                                         ----------  ----------
     Total stockholders' equity                             15,695      16,645
                                                         ----------  ----------
     Total liabilities and stockholders' equity          $  21,423   $  19,689
                                                         ==========  ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2001, 2000 and 1999

(in thousands, except per-share data)                                2001            2000            1999
-------------------------------------                           ----------      ----------      ----------
Net sales                                                       $   8,043       $   7,398       $   6,738
Cost of sales                                                       5,698           5,895           5,765
                                                                ----------      ----------      ----------
     Gross profit                                                   2,345           1,503             973
                                                                ----------      ----------      ----------

OPERATING EXPENSES:
Research and development                                              265             514             895
General and administrative                                          1,700           1,578           1,788
Sales and marketing                                                 1,088             927             932
Impairment of long-lived assets                                        --           2,796              --
                                                                ----------      ----------      ----------
     Total operating expenses                                       3,053           5,815           3,615
                                                                ----------      ----------      ----------
     Loss from operations                                            (708)         (4,312)         (2,642)
                                                                ----------      ----------      ----------

OTHER INCOME (EXPENSE):
Interest income                                                       124              10              13
Interest expense                                                     (621)           (282)           (174)
Other income (expense), net                                           130              79             (43)
                                                                ----------      ----------      ----------
     Total other expense                                             (367)           (193)           (204)
                                                                ----------      ----------      ----------
     Loss before income taxes                                      (1,075)         (4,505)         (2,846)
     Income tax benefit                                                 8              20             289
                                                                ----------      ----------      ----------
     Net loss                                                      (1,067)         (4,485)         (2,557)
Undeclared Preferred Stock dividends                                   --            (237)           (238)
                                                                ----------      ----------      ----------
Net loss attributable to Common stockholders                    $  (1,067)      $  (4,722)      $  (2,795)
                                                                ==========      ==========      ==========

Net loss per Common share - Basic and Diluted                   $   (0.07)      $   (0.34)      $   (0.21)
                                                                ==========      ==========      ==========
Weighted average number of common shares outstanding -
Basic and Diluted                                                  15,997          13,775          13,602
                                                                ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended March 31, 2001, 2000 and 1999

                                     Preferred Stock       Common Stock

                                                                                                                      Total
                                                                                   Additional                        Stock-
                                        Number      Par         Number      Par       paid-in      Accumulated     holders'
(in thousands, except share data)    of shares    value      of shares    value       capital          deficit       equity
---------------------------------  ----------- -------- -------------- -------- -------------  ---------------  -----------
Balances at March 31, 1998            595,031  $     1     13,599,572  $    68  $     23,866             (761)  $   23,174
Issuance of stock options to
consultant for services, at fair
value                                      --       --             --       --            84               --           84
Issuance of common stock to
nonemployee directors for
services, at fair value                    --       --          4,000       --             6               --            6
Net loss                                   --       --             --       --            --           (2,557)      (2,557)
---------------------------------  ----------- -------- -------------- -------- -------------  ---------------  -----------
Balances at March 31, 1999            595,031        1     13,603,572       68        23,956          (3,318)       20,707
Exercise of stock options for
cash                                       --       --         21,650       --            20               --           20
Common stock purchased and
cancelled                                  --       --         (2,603)      --            (3)              --           (3)
Issuance of common stock warrants
for services, at fair value                --       --             --       --            19               --           19
Issuance of common stock to
nonemployee director for services,
at fair value                              --       --         38,756       --            35               --           35
Issuance of common stock for
services and rent, at fair value           --       --         97,922        1           131               --          132
Common stock issued for cash, net
of costs of $2                             --       --        203,000        1           219               --          220
Exchange of Series C preferred stock
for common stock                     (124,000)      --        620,000        3            (3)              --           --
Net loss                                   --       --             --       --            --           (4,485)      (4,485)
---------------------------------  ----------- -------- -------------- -------- -------------  ---------------  -----------
Balances at March 31, 2000            471,031        1     14,582,297       73        24,374           (7,803)      16,645
Exercise of stock options for
cash                                       --       --          6,250       --             6               --            6
Issuance of common stock warrants
in connection with issuance of
long-term debt, at fair value              --       --             --       --           121               --          121
Issuance of common stock to
nonemployee director for services,
at fair value                              --       --          6,000       --            10               --           10
Exchange of Series C preferred
stock for common stock, net of
costs of $20                         (471,031)      (1)     2,355,155       12           (31)              --          (20)
Net loss                                   --       --             --       --            --           (1,067)      (1,067)
---------------------------------  ----------- -------- -------------- -------- -------------  ---------------  -----------
Balances at March 31, 2001                 --  $    --     16,949,702  $    85  $     24,480           (8,870)  $   15,695
=================================  =========== ======== ============== ======== =============  ===============  ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended March 31, 2001, 2000 and 1999

(In thousands)                                                             2001        2000       1999
----------------------------------------------                          ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                $  (1,067)  $  (4,485)  $  (2,557)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
     Depreciation and amortization                                          1,322       1,310       1,405
     Impairment of long-lived assets                                           --       2,796          --
     Loss (gain) on disposal of assets                                         --         (50)        104
     Amortization of debt issue costs                                         162          93          19
     Issuance of common stock, warrants and options
           in exchange for services                                            10         186          90
     Net (increase) decrease in assets:
          Accounts receivable                                                 503        (601)        115
          Refundable income taxes                                             146         119        (154)
          Inventories                                                        (395)        496         124
          Prepaid expenses and other assets                                   (37)         68           4
     Net increase (decrease) in liabilities:
          Accounts payable                                                   (358)        384        (192)
          Accrued expenses                                                   (172)         27         122
          Deferred revenue                                                    129          --          46
                                                                        ----------  ----------  ----------
     Net cash provided by (used in) operating activities                      243         343        (874)
                                                                        ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in equipment and leasehold improvements                           (437)       (397)       (588)
Proceeds from sale of capital assets                                           --         218          --
                                                                        ----------  ----------  ----------
     Net cash used in investing activities                                   (437)       (179)       (588)
                                                                        ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and exercise of stock options
and warrants, net of issuance costs                                             6         237          --
Cost of conversion of series C preferred stock to common stock                (20)         --          --
Proceeds from issuance of long-term debt                                    4,750          --          750
Principal payments on long-term debt                                       (1,665)       (213)        (149)
Debt issue costs                                                             (513)        (38)        (103)
Borrowings (repayment) on short term revolving line of credit, net             --          (1)         994
Principal payments on note payable                                             --          --         (975)
Principal payments on capital lease obligations                                --         (67)        (129)
Restricted cash deposit                                                      (500)         --           --
                                                                        ----------  ----------  -----------
     Net cash provided by (used in) financing activities                    2,058         (82)         388
                                                                        ----------  ----------  -----------
Net increase (decrease) in cash and cash equivalents                        1,864          82       (1,074)
Cash and cash equivalents at beginning of year                                405         323        1,397
                                                                        ----------  ----------  -----------
Cash and cash equivalents at end of year                                $   2,269   $     405   $      323
                                                                        ==========  ==========  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest                                  $     378   $     190   $      160
                                                                        ==========  ==========  ===========
Supplemental disclosure of non-cash financing activity - issuance of
warrants in connection with issuance of long-term debt                  $     121   $      --   $       --           --
                                                                        ==========  ==========  ===========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share data)

Note 1   Description of Business and Summary of Accounting Policies

          (a) Description of Business

Cyanotech Corporation (Company) develops and commercializes natural products from microalgae. The Company is currently producing microalgae products for the nutritional supplement, aquaculture feed/pigments and immunological diagnostics markets.

          (b) Principles of Consolidation

The Company consolidates enterprises in which it has a controlling financial interest. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly owned subsidiary, Nutrex Hawaii, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

          (c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

          (d) Inventories

Inventories are stated at the lower of cost (which approximates first-in, first-out) or market. Market is determined by net realizable value.

          (e) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, the shorter of the lease terms or estimated useful lives for leasehold improvements as follows:

  Equipment                                                        3 to 10 years
  Leasehold improvements                                          10 to 25 years
  Furniture and fixtures                                                 7 years

          (f) Revenue Recognition

The Company recognizes revenues when goods are shipped and when significant risks and benefits of ownership are transferred. Amounts received in advance under sales and distribution agreements for the right to sell and distribute the Company’s products are recognized as revenues on a straight-line basis over the term of such agreements.

          (g) Earnings Per Share

Following is a reconciliation of the numerators and denominators of the Basic and Diluted net loss per Common Share computations for the periods presented (in thousands except share data):

Years ended March 31,                                          2001            2000            1999
--------------------------------------------------------  --------------- --------------- ---------------
Basic and Diluted Loss Per Share
     Net loss                                             $       (1,067) $       (4,485) $       (2,557)
     Undeclared Preferred Stock dividends                             --            (237)           (238)
                                                          --------------- --------------- ---------------
     Net loss attributable to Common stockholders         $       (1,067) $       (4,722) $       (2,795)
                                                          =============== =============== ===============
     Weighted average Common Shares outstanding               15,997,000      13,775,000      13,602,000
                                                          =============== =============== ===============
     Net loss per Common Share                            $        (0.07) $        (0.34) $        (0.21)
                                                          =============== =============== ===============

For the year ended March 31, 2001 warrants and options to purchase Common Stock shares of the Company and convertible debentures were outstanding, but were not included in the 2001 computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. For the years ended March 31, 2000 and 1999, warrants and options to purchase Common Stock shares of the Company and convertible preferred stock were outstanding, but were not included in the 2000 or1999 computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. As of March 31, 2001, warrants and options to acquire 994,030 shares of the Company’s common stock and debentures convertible into 833,333 shares of the Company’s common stock were outstanding. As of March 31, 2000, warrants and options to acquire 842,796 shares of the Company’s common stock and preferred stock convertible into 2,355,155 shares of the Company’s common stock were outstanding. As of March 31, 1999, warrants and options to acquire 600,375 shares of the Company’s common stock and preferred stock convertible into 2,975,155 shares of the Company’s common stock were outstanding.

          (h) Research and Development

Research and development costs are expensed as incurred.

          (i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          (j) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options issued to employees and nonemployee directors. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company applies the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, in accounting for its fixed plan stock options issued to outside third parties other than nonemployee directors. As such, expenses representing the fair value of stock-based awards on the date of grant are recognized over the vesting period.

          (k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

          (l) Segment Information

As the Company's operations are solely related to microalgae-based products, management considers its operations to be one industry segment.

          (m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

          (n) New Accounting Pronouncements

In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No 44, "Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25." FASB Interpretation No. 44 clarifies the application of APB Opinion No. 25 for certain issues involving employee stock compensation and was generally effective July 1, 2000. The Company adopted the provisions of FASB Interpretation No. 44 effective July 1, 2000. Adoption of FASB Interpretation No. 44 did not have a material effect on the Company's financial condition, results of operations or liquidity.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The SAB summarizes certain of the SEC staff's views in applying U.S. generally accepted accounting principles (GAAP) to revenue recognition in financial statements. In June 2000, the SEC issued SAB No. 101B, which delayed the implementation date of SAB No. 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company adopted the provisions of SAB No. 101 effective during the quarter ended December 31, 2000. Adoption of SAB No. 101 did not have a material effect on the Company's financial condition, results of operations or liquidity.

Note 2   Inventories

Inventories consists of the following as of March 31, 2001 and 2000

                                                     2001             2000
                                                ---------------  ---------------
Raw materials                                   $            82  $            72
Work in process                                             174              278
Finished goods                                            1,607            1,060
Supplies                                                    141              199
                                                ---------------  ---------------
                                                $         2,004  $         1,609
                                                ===============  ===============

Note 3   Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements consists of the following as of March 31, 2001 and 2000:

                                                           2001          2000
                                                        ----------    ----------
Equipment                                               $   9,164     $   8,961
Leasehold improvements                                     13,926        13,642
Furniture and fixtures                                         83            83
                                                        ----------    ----------
                                                           23,173        22,686
Less accumulated depreciation and amortization             (8,705)       (7,383)
Construction in-progress                                      393           443
                                                        ----------    ----------
     Equipment and leasehold improvements, net          $  14,861     $  15,746
                                                        ==========    ==========

In June 1999, the Company reached a preliminary agreement with Norsk Hydro to produce and market  NatuRose natural astaxanthin product in a joint venture that would be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture was to build and operate a NatuRose production facility in Kailua-Kona, Hawaii. While this arrangement was being finalized, the Company continued to independently develop its natural astaxanthin production technology and subsequently made significant improvements. The Company decided not to finalize the joint venture relationship.

As a result of the Company’s decision to end the negotiations, the projected future cash flows that were expected from the Norsk Hydro joint venture were reduced to zero. In accordance with the provisions of SFAS No. 121, an impairment loss is to be recognized whenever the projected future cash flows from an asset are less than the carrying value of that asset. The Company recorded a non-cash asset impairment charge of $2,796 during the year ended March 31, 2000 on the construction-in-progress balance related to this project. The impaired asset consisted primarily of the accumulated cost of the grading work done on the 93-acre facility and construction contract termination costs incurred.

In February 1998, the Company suspended work on an adjacent 93-acre parcel which was intended for expansion of its natural astaxanthin production facility. In September 1999, the Company reached an agreement with the contractor on this project for indefinite suspension or termination of the contract. At the time of this agreement, the contractor calculated the remaining balance due for work completed under the contract to be $338. On April 28, 2000, the Company reached an agreement with the contractor for a modification of the terms of the aforementioned suspension agreement. In consideration for this modification, the Company paid the contractor $170. In the event the Company chooses to proceed with the project at a future date, the contractor reserves the right to negotiate for escalation and remobilization cost increases. If the Company cannot come to an agreement with the contractor for completion of the project, it may proceed with an alternate contractor after paying the remaining $168 plus interest.

Note 4    Accrued Expenses

Components of accrued expenses as of March 31, 2001 and 2000 are as follows:

                                                       2001               2000
                                                ---------------  ---------------
Accrued wages, commissions and royalties        $           141  $           155
Accrued interest                                             82                1
Contractor settlement                                        --              170
Other accrued expenses                                       26               95
                                                ---------------- ---------------
                                                $           249  $           421
                                                ================ ===============

Note 5   Line of Credit and Long-Term Debt

Loan and Security Agreement

In July 1998, the Company entered into a Loan and Security Agreement (Agreement) with a lender which provided for up to $3 million in credit facilities, secured by all the assets of the Company. In July 1999, the lender notified the Company of a default under the Agreement. In October, 1999, the lender informed the Company of its intent to terminate this Agreement, effective December 31, 1999, later extending the date to April 28, 2000. At March 31, 2000, the aggregate outstanding balance on this Agreement amounted to $1,493, representing outstanding working capital loans on a revolving basis of $993, and an equipment term loan of $500. In April 2000, this loan was paid in full with proceeds from the Company’s new term loan agreement as described below.

Term Loan Agreement

On April 21, 2000, the Company executed a Term Loan Agreement (Term Loan) with a new lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48, commencing June 1, 2000 ($45 at March 31, 2001). The interest rate under this Term Loan, in the absence of a default under the agreement, is the prime rate, as defined, in effect as of the close of business on the first day of each calendar quarter, plus 1% (at March 31, 2001 and April 21, 2000, the prime rate was 9.5%). Interest is calculated on the unpaid balance of principal based on a normal amortization schedule commencing May 1, 2000.

A warrant to purchase 20,000 shares of the Company’s common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant may only be exercised after the Company has repaid the Term Loan in full.

On April 26, 2000, approximately $1,593 of the $3.5 million proceeds from this Term Loan, was used to repay the balance outstanding, including interest and related fees, under the Agreement. For the fiscal year ended March 31, 2000, the Company classified $186 of the outstanding balance on the previous Agreement of $1,493 as a current liability in the consolidated balance sheet at March 31, 2000. This amount represented the current portion of the Term Loan Agreement due by March 31, 2001.

Convertible Debentures

On May 2, 2000, the Company completed a private placement of $1,250 principal amount 6% convertible subordinated debentures due April 30, 2002. This transaction provided net proceeds to the Company of approximately $1.1 million. Interest on these debentures is payable quarterly, in arrears, on April 1, July 1, October 1, and January 2 in each year commencing on July 1, 2000, at a rate of 6% per annum. The debentures are convertible into shares of common stock of the Company at a conversion price equal to $1.50 per share, the market price of the Company’s common stock at the date of issuance. Warrants to purchase 83,334 shares of the Company’s common stock were issued to the placement agent of the debentures, exercisable for five years from the issue date, at $1.80 per share.

Long-Term Debt

Long-term debt consists of the following as of March 31, 2001 and 2000:

                                                            2001            2000
                                                        ------------   ------------
Note payable at the prime rate plus 5.5% per
annum, adjusted monthly; principal payments of
$20, due monthly, plus interest; balance due
April 30, 2000, repaid with proceeds from long-
term borrowings from a new lender in April 2000
as described above.                                     $        --    $       500
Revolving line of credit at the prime rate plus
5.5% per annum, adjusted monthly; balance due
April 30, 2000, repaid with proceeds from long-term
borrowings from a new lender in April 2000 as
described above.                                                 --            993
Term loan at the prime rate in effect as of the close
of business on the first day of each calendar
quarter, plus 1% per annum, adjusted quarterly;
monthly principal and interest payments of $45 with
balance due May 1, 2010.                                      3,328             --
Convertible subordinated debentures. Interest at 6%
per annum; payable in interest-only quarterly payments
with balance due April 30, 2002.                              1,250             --
                                                        ------------   ------------
Total long-term debt                                          4,578          1,493
Less current maturities of long-term debt                      (242)          (186)
                                                        ------------   ------------
Long-term debt, excluding current maturities            $     4,336    $     1,307
                                                        ============   ============

At March 31, 2001, the aggregate maturities of long-term debt are as follows:

Year ending March 31:
     2002                                             $                242
     2003                                                            1,517
     2004                                                              292
     2005                                                              320
     2006                                                              350
     Thereafter                                                      1,857
                                                      --------------------
                                                      $              4,578
                                                      ====================

Note 6 Leases

The Company leases facilities, equipment and land under operating leases expiring between 2003 and 2025.

Future minimum lease payments under non-cancelable operating leases at March 31, 2001 are as follows:

Year ending March 31:
----------------------------------------------------------  --------------------
2002                                                        $                250
2003                                                                         250
2004                                                                         224
2005                                                                         223
2006                                                                         223
Thereafter, through 2025                                                   2,889
----------------------------------------------------------  --------------------
Total minimum lease payments                                $              4,059
                                                            ====================

Total rent expense under operating leases amounted to $329, $330, and $350 for the years ended March 31, 2001, 2000 and 1999, respectively.

The land leases provide for contingent rentals in excess of minimum rental commitments based on a percentage of the Company’s sales. Contingent rentals for the years ended March 31, 2001, 2000 and 1999 were not material.

The State of Hawaii has agreed to allow the Company to lease an additional 93-acre parcel on a year to year basis, until such time that the Company determines the need for a longer lease term. The current lease agreement is effective through December 31, 2001.

Note 7   Series C Preferred Stock

During the first three quarters of fiscal 2001, all outstanding shares of Series C preferred stock totaling 471,031 shares were converted into 2,355,155 shares of common stock. As a result of this conversion, cumulative dividends in arrears on these converted shares, totaling approximately $2.1 million at the time of conversion, were no longer payable.

Series C preferred stock was convertible into common stock at the rate of one share of preferred stock for five shares of common stock through February 23, 2002, after which date the conversion feature was no longer applicable. Series C preferred stock had voting rights equal to the number of shares of common stock into which it was convertible and had a preference in liquidation over all other series of preferred stock of $5 per share plus any unpaid accumulated dividends. Holders of Series C preferred stock were entitled to 8% cumulative annual dividends at the rate of $.40 per share.

Note 8   Stock Options and Warrants

Stock Options

The Company’s 1995 Stock Option Plan (the “1995 Plan”), reserves a total of 800,000 shares of common stock for issuance under the Plan. The 1995 Plan provides for the issuance of both incentive and non-qualified stock options. Options are to be granted at, or above, the fair market value of the Company’s common stock at the date of grant and generally become exercisable over a five-year period.

The Company also has a Non-employee Director Stock Option and Stock Grant Plan, which was approved by stockholders in 1994 (the “1994 Plan”). Under the 1994 Plan, and upon election to the Board of Directors, non-employee directors are granted a ten-year option to purchase 3,000 shares of the Company’s common stock at its fair market value on the date of grant. In addition, on the date of each Annual Meeting of Stockholders in each year that the 1994 Plan is in effect, each non-employee director continuing in office will be automatically granted, without payment, 2,000 shares of common stock that is non-transferable for six months following the date of grant. Grants of 6,000, 6,000 and 4,000 shares of common stock were made under the 1994 Plan in August 2000, August 1999 and September 1998, respectively. Expense recognized as a result of these stock grants amounted to $10 for the year ended March 31, 2001 and $6 for each of the years ended March 31, 2000 and 1999.

At March 31, 2001, there were 84,379 additional shares available for grant under the 1995 Plan and 41,000 additional shares available under the 1994 Plan. The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $1.35, $0.78 and $2.53, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected dividend yield of 0%, risk-free interest rate of 6.0%, expected volatility of 106%, and an expected life of 4.2 years, 2000 - expected dividend yield of 0%, risk-free interest rate of 5.5%, expected volatility of 96%, and an expected life of 4.2 years; 1999 expected dividend yield of 0%, risk-free interest rate of 5.6%, expected volatility of 98%, and an expected life of 5.7 years.

The Company applies the provisions of APB Opinion No. 25 in accounting for employee stock-based compensation and, accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its employee stock options under SFAS No. 123, the Company’s net loss attributable to Common stockholders and net loss per common share would have been as reflected in the pro forma amounts which follow:

                                                                          2001            2000            1999
                                                                     --------------- --------------- ---------------
Net loss attributable to Common stockholders      As reported        $       (1,067) $       (4,722) $       (2,795)
                                                  Pro forma          $       (1,383) $       (5,103) $       (3,282)
Net loss per common share - Basic and Diluted     As reported        $        (0.07) $        (0.34) $        (0.21)
                                                  Pro forma          $        (0.09) $        (0.37) $        (0.24)

Pro forma net loss attributable to Common stockholders and net loss per common share information reflect only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss attributable to Common stockholders and net loss per common share amounts presented above because compensation cost is reflected over the options’ vesting period of 5 years, and compensation cost for options granted prior to April 1, 1995 is not considered.

Stock option activity during the periods indicated is as follows:

                                                                       Weighted-
                                                     Number of           average
                                                        shares    exercise price
                                               ---------------  ----------------
Balance at March 31, 1998                             406,725   $          5.48
     Granted                                          213,600              3.22
     Expired                                          (20,000)             6.63
     Forfeited                                        (24,950)             4.81
                                               ---------------  ----------------
Balance at March 31, 1999                             575,375              4.63
     Granted                                          301,596              1.03
     Exercised                                        (21,650)             0.94
     Expired                                          (42,025)             0.94
     Forfeited                                        (95,500)             2.86
                                               ---------------  ----------------
Balance at March 31, 2000                             717,796              3.68
     Granted                                          233,800              1.69
     Exercised                                         (6,250)             0.97
     Expired                                          (87,200)             5.13
     Forfeited                                        (92,450)             2.64
                                               ---------------  ----------------
Balance at March 31, 2001                             765,696   $          3.05
                                               ===============  ================

The following table summarizes information about stock options outstanding at March 31, 2001:

                                   Options Outstanding                 Options Exercisable

Range of                   Number      Weighted-avg   Weighted-avg       Number  Weighted-avg
exercise           outstanding at         remaining       exercise  exercisable      exercise
prices                   03/31/01  contractual life          price  at 03/31/01         price
---------------    --------------  ----------------  -------------  -----------  ------------
$.97 to $1.69             442,396         3.8 years  $        1.36       63,996  $       1.08
$3.13 to $3.69            139,500         3.0 years  $        3.23       74,000  $       3.25
$6.13 to $7.63            183,800         0.8 years  $        7.00      162,675  $       7.09
---------------    --------------  ----------------  -------------  -----------  ------------
$.97 to $7.63             765,696         3.0 years  $        3.05      300,671  $       4.86
===============    ==============  ================  =============  ===========  ============

Warrants

At March 31, 2001 and 2000, the Company has warrants outstanding to acquire 228,334 shares and 125,000 shares, respectively of the Company’s common stock. A warrant to acquire 75,000 shares of common stock was granted in December 1999 in consideration for services provided by a third party. The warrant is exercisable at $.63 per share, and expires in December, 2004. A warrant to acquire 50,000 shares of common stock was granted on January 19, 2000 in connection with the purchase of 50,000 shares of the Company’s common stock by an existing stockholder. The warrant is exercisable at $1.00 per share, and expires in January, 2005. A warrant to acquire 20,000 shares of common stock was granted in April 2000 in conjunction with completion of a term loan agreement. The warrant is exercisable at $2.55 per share, and expires in April 2011. A warrant to acquire 83,334 shares of common stock was granted in May 2000 in conjunction with completion of a private placement of convertible debentures. The warrant is exercisable at $1.80 per share, and expires in May 2005.

Note 9   Major Customers and Export Sales

Sales to major customers for the years ended March 31, 2001, 2000 and 1999 are summarized as follows (percent of product sales):

                                  2001          2000           1999
                             ------------- -------------- --------------
Customer A                         19%           23%            11%
                             ============= ============== ==============

Net product sales by geographic area for the years ended March 31, 2001, 2000 and 1999 are summarized as follows:

                                               2001              2000              1999
                                        --------------    --------------    --------------
United States                           $  3,676   46%    $  3,992   54%    $  4,075   60%
Canada/South America                         509    6%         371    5%         426    6%
The Netherlands                            1,542   19%       1,715   23%         717   11%
Europe, excluding the Netherlands            640    8%         613    8%         498    7%
China                                        119    2%          73    1%          50    1%
Asia/Pacific, excluding China              1,557   19%         634    9%         972   15%
                                        --------------    --------------    --------------
                                        $  8,043  100%    $  7,398  100%    $  6,738  100%
                                        ==============    ==============    ==============

Foreign product sales transactions are consummated in U.S. dollars.

Note 10   Income Taxes

The income tax benefit for the years ended March 31, 2001, 2000 and 1999 represent current state tax refunds.

A reconciliation of the amount of income taxes computed at the federal statutory rate of 34% to the amount reflected in the Company’s consolidated statements of operations for the years ended March 31, 2001, 2000 and 1999 follows:

                                                                   2001         2000         1999
                                                                ----------   ----------   ----------
Amount at the federal statutory income tax rate                 $    (366)   $  (1,532)   $    (968)
State income taxes, net of federal income tax effect                   (5)         (13)        (191)
Increase in the valuation allowance for deferred tax assets           374        1,855          889
Other                                                                 (11)        (330)         (19)
                                                                ----------   ----------   ----------
                                                                $      (8)   $     (20)   $    (289)
                                                                ==========   ==========   ==========

The significant components of deferred income taxes for the years ended March 31, 2001, 2000 and 1999 are as follows:

                                                           2001         2000         1999
                                                        ----------   ----------   ----------
Deferred tax benefit, exclusive of the change
in beginning-of-the-year valuation allowance balance    $    (374)   $  (1,855)   $    (889)
Increase in beginning-of-the-year balance of the
valuation allowance for deferred tax assets                   374        1,855          889
                                                        ----------   ----------   ----------
                                                        $      --    $      --    $      --
                                                        ==========   ==========   ==========

The tax effects of temporary differences related to various assets, liabilities and carryforwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 2001 and 2000 are as follows:

                                                        2001             2000
                                                 --------------   --------------
Deferred tax assets:
     Net operating loss carryforwards            $       3,250    $       3,114
     Leasehold improvement, impairment loss
        for financial reporting purposes                 1,062            1,062
     Tax credit carryforwards                              209              238
     Other                                                 478              174
                                                 --------------   --------------
        Gross deferred tax assets                        4,999            4,588
Less valuation allowance                                (3,522)          (3,148)
                                                 --------------   --------------
        Net deferred tax assets                          1,477            1,440
Deferred tax liability - equipment and
leasehold improvements, principally due
to differences in depreciation and amortization         (1,477)          (1,440)
                                                 --------------   --------------                                       (1,477)          (1,440)
                                                 $          --    $          --
                                                 ==============   ==============

The valuation allowance for deferred tax assets as of April 1, 2000, 1999 and 1998 was $3,148, $1,293 and $404 respectively. The valuation allowance increased by $374, $1,855 and $889 during the years ended March 31, 2001, 2000 and 1999 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2001. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At March 31, 2001, the Company has net operating tax loss carryforwards and tax credit carryforwards available to offset future federal income taxes as follows:

                                                                    Research and
                                                  Net operating  experimentation
Expires March 31,                                        losses      tax credits
------------------------------------------------  -------------  ---------------
2002                                              $         --   $           22
2003                                                        --               15
2004                                                        --               52
2005                                                        --                5
2006                                                       400               --
2011                                                        --               23
2012                                                        44                9
2013                                                     1,601               --
2019                                                     3,632               --
2020                                                     2,051               --
2021                                                     1,070               --
                                                  -------------  ---------------
                                                  $      8,798   $          126
                                                  =============  ===============

In addition, at March 31, 2001, the Company has alternative minimum tax credit carryforwards of approximately $83 which are available to reduce future federal regular income taxes over an indefinite period.

At March 31, 2001, the Company has tax net operating loss carryforwards of $4,311, which expire in March 31, 2019 through 2021, available to offset future Hawaii state taxable income.

Note 11   Fair Value of Financial Instruments

SFAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of March 31, 2001 and 2000.

Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short-term nature of these instruments.

Long-Term Debt

The carrying amounts approximate fair value because the interest rates on the long-term debt reprice monthly or quarterly at market rates or approximates current market rates for similar debt instruments of comparable maturities.

Note 12   Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan for all associates not covered under a separate management incentive plan. Under the 401(k) profit sharing plan, 5% of pre-tax profits may be allocated based on gross wages to non-management associates on a quarterly basis. Fifty percent of each associate’s profit sharing bonus is distributed in cash on an after-tax basis, with the remainder deposited in each associate’s 401(k) account on a pre-tax basis with a six year vesting schedule, based on years of service with the Company. All associates may make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense relative to this plan was nil for each of the three years ended March 31, 2001, 2000 and 1999.

Note 13   Commitments and Contingencies

On July 13, 1998, the Company filed a complaint (Case No. CV98-00600) in United States District Court for the District of Hawaii (Court) against Aquasearch, seeking declaratory judgment of patent noninfringement, patent invalidity, and non-misappropriation of trade secrets relating to closed culture production of astaxanthin. Aquasearch answered the complaint and filed counter claims alleging patent infringement, trade secret misappropriation, unfair competition and breach of contract.

In December 1999, the Court granted Aquasearch’s related motion that Cyanotech infringes its patent. The Court also granted Aquasearch’s partial summary judgment motion finding that Cyanotech misappropriated Aquasearch trade secrets and committed a breach of contract.

In the fourth quarter of fiscal 2001, Cyanotech and Aquasearch settled this litigation without admission of liability by either party. Terms of the agreement are confidential. Under this agreement, Cyanotech agreed to an injunction that prevents it from using any tube system for microalgal production that infringes Aquasearch’s U.S. Patent No. 5,541,056. Aquasearch agreed that Cyanotech’s current proprietary process for producing microalgae, known as the PhytoDome CCS system, does not infringe its aforementioned patent. Both parties agreed to dismiss, with prejudice, all claims that the parties asserted in the litigation. The Court entered an Order to that effect and that Aquasearch’s aforementioned patent is valid and enforceable. Cyanotech further agreed to pay Aquasearch an undisclosed settlement, including royalties, for a limited time, on future sales of BioAstin. Amounts due at March 31, 2001 under this settlement have been fully accrued by the Company. Cyanotech management does not expect that future royalty payments will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Cyanotech Corporation

We have audited the accompanying consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Honolulu, Hawaii
April 27, 2001

Selected Quarterly Financial Data

                                          First      Second     Third     Fourth      Total
($ in thousands, except share data)      Quarter    Quarter    Quarter    Quarter      Year
-----------------------------------     ---------  ---------  ---------  ---------  ---------

2001
Net sales                               $  2,166   $  2,360   $  1,762   $  1,755   $  8,043
Gross profit                                 704        794        467        380      2,345
Net loss                                     (22)       (40)      (322)      (683)    (1,067)
Net loss per common share
     Basic and Diluted (a)                 (0.00)     (0.00)     (0.02)     (0.04)     (0.07)

2000
Net sales                               $  1,599   $  1,496   $  2,037   $  2,266   $  7,398
Gross profit                                 267        126        512        598      1,503
Net loss (b)                                (527)      (609)    (3,188)      (161)    (4,485)
Net loss per common share
     Basic and Diluted  (a) (b)            (0.04)     (0.05)     (0.24)     (0.02)     (0.34)

          (a) due to rounding, quarterly per share amounts may not equal total year.

          (b) Net loss and net loss per common share for the third quarter and for the total fiscal year 2000 reflect the effect of an asset impairment charge of $2,796. For further detail, see the sections "Operating Expenses-Impairment of Long-Lived Assets" and "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations from the Company's fiscal 2001 Annual Report.

OFFICERS

Gerald R. Cysewski, Ph.D.
President, Chief Executive Officer
and Chairman of the Board

Ronald P. Scott
Executive Vice President -
Finance and Administration
Treasurer and Secretary

Glenn D. Jensen
Vice President - Operations

Kelly J. Moorhead
Vice President - Sales and Marketing

R. Shane Rohan
Vice President - Production

BOARD OF DIRECTORS

Gerald R. Cysewski, Ph.D.

Eric H. Reichl 1,2

David I. Rosenthal 1

Ronald P. Scott

John T. Waldron 2

Paul C. Yuen, Ph.D. 1,2

1 Member of the Audit Committee

2 Member of the Compensation and Stock Option Committee

CORPORATE INFORMATION

Corporate Headquarters
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597

WHOLLY-OWNED SUBSIDIARIES

Nutrex Hawaii, Inc.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
12039 West Alameda Parkway, Suite Z-2
Lakewood, CO 80228
(303) 986-5400
www.computershare.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
1001 Bishop Street
Pauahi Tower, Suite 2100
Honolulu, HI 96813-3421

LEGAL COUNSEL

Goodsill Anderson Quinn & Stifel
P.O. Box 3196
Honolulu, HI 96801-3196

FORM 10-K

A copy of Cyanotech's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
          Secretary
           Cyanotech Corporation
          73-4460 Queen Kaahumanu Hwy.
          Suite 102
          Kailua-Kona, HI 96740

NOTICE OF ANNUAL MEETING

The 2001 annual meeting of stockholders will be
held on Thursday, August 23, 2001, at 2:00 p.m. at

King Kamehameha's Kona Beach Hotel
75-5660 Palani Road
Kailua Kona, HI 96740

ADDITIONAL INFORMATION:

As a service to our stockholders and prospective investors, copies of Cyanotech news releases and financial statements issued in the last 12 months are available 24 hours a day, seven days a week on the Internet's World Wide Web at http://www.cyanotech.com

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Cyanotech’s Common Stock is traded on the NASDAQ National Market under the symbol “CYAN.” The following table sets forth the high and low selling prices as reported by the NASDAQ Stock Market for the periods indicated.

Three Months Ended                            High                  Low
                                         -------------          -------------
2001
March 31, 2001                           $        1.38          $        0.72
December 31, 2000                        $        1.75          $        0.63
September 30, 2000                       $        2.06          $        1.47
June 30, 2000                            $        2.63          $        1.13

2000
March 31, 2000                           $        4.88          $        1.00
December 31, 1999                        $        2.25          $        0.50
September 30, 1999                       $        1.44          $        0.72
June 30, 1999                            $        1.59          $        0.59

          Cyanotech has never declared or paid cash dividends on its Common Stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on Common Stock in the foreseeable future.

          The approximate number of record holders of outstanding Common Stock as of June 26, 2001 was 1,362.

FORWARD-LOOKING INFORMATION

Certain statements herein set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially due to a variety of factors including reduced product demand, price competition, government action, and weather conditions. Additional information on factors that may affect the Company and cause actual results to differ from current expectations can be found in Cyanotech's filings with the SEC.